

Mail Stop 3561

December 30, 2015

Heath R. Byrd
Chief Financial Officer
Sonic Automotive, Inc.
4401 Colwick Road
Charlotte, North Carolina 28211

**Re:** **Sonic Automotive, Inc.**
**Form 10-K for the Fiscal Year Ended December 31, 2014**
**Filed February 27, 2015**
**File No. 1-13395**

Dear Mr. Byrd:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 30

1. Please include a discussion of known trends, demands, commitments, events, or uncertainties that will have or are reasonably likely to have a material impact on your financial condition, operating performance, revenues or income, or result in your liquidity decreasing or increasing in any material way. For example, we note the declines in new vehicle and fixed operations gross profit margins for each of the past two years. If material, please discuss these trends. Refer to Item 303 of Regulation S-K and the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350.

Results of Operations

2. You provide tables reflecting revenue, gross profit and unit sales data in total and on a same store basis in regard to new vehicles and fixed operations. However, it appears the discussion and analysis of the comparative results of these operations for the periods presented focuses on same store sales data. Please tell us why you do not include a comparative discussion and analysis of total new vehicle and fixed operations revenue, gross profit and unit sales data.

3. Please tell us the nature of transactions included in internal, sublet and other revenues and your consideration of including a description and analysis of such revenues in your comparative analysis of fixed operations.

Notes to Consolidated Financial Statements

4. We note your 2014 credit facilities and senior notes contain restrictions on the payment of dividends. Please disclose the amount of retained earnings or net income restricted or free of restrictions in future filings. Please refer to 4-08(e)(1) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or me at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc:     Steven Coss, Senior Vice President and General Counsel